Exhibit 99.1

Can-Fite Granted U.S. Patent for Piclidenoson in the Treatment of Osteoarthritis,

Positioning this Indication for Animal Health Market

●	Company currently evaluating potential partnerships with animal health pharmaceutical companies

●	Treatment of arthritis in canines is an estimated $1.9 billion annual market with unmet need for safe and effective oral drug

PETACH TIKVA, Israel, November 11, 2019 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, announced today the U.S. Patent and Trademark Office has issued to the Company Patent #10,265,337 titled “Use of A3 Adenosine Receptor Agonist in Osteoarthritis Treatment” for its drug candidate Piclidenoson for the treatment of osteoarthritis in mammals.

Can-Fite is evaluating potential partnerships with companies in the animal health pharmaceutical market that may in-license and develop Piclidenoson for the companion animal market, a substantial and rapidly growing global market. According to Grand View Research, the global companion animal health market was estimated at a value of $15.91 billion in 2018 and is expected to grow to $25.54 billion by 2026. The canine arthritis market is valued at an estimated $1.9 billion in 2019, growing at 4% per year driven by growing healthcare standards for veterinary care, according to a report by Future Market Insights.

Current treatments for canine osteoarthritis include oral non-steroidal anti-inflammatory drugs (NSAIDs) which only treat symptoms and carry significant harmful side effects, and an injectable disease modifying osteoarthritis drug (DMOAD) that targets the progression of the disease. Piclidenoson, an oral drug that has a favorable safety profile in humans and in animal studies, offers a potentially safe and effective oral treatment for canine osteoarthritis.

“As the number of companion animals increase and their role in family life becomes more prominent, the animal health market has shown robust growth. Piclidenoson may provide superior relief to companion animals for indications including canine osteoarthritis. While Can-Fite remains entirely focused on the development of Piclidenoson for rheumatoid arthritis and psoriasis indications, we do see an opportunity to out-license our drugs in the veterinary market,” stated Can-Fite CEO Dr. Pnina Fishman.

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies. Piclidenoson is currently under development for the treatment of autoimmune inflammatory diseases. It is being evaluated in a Phase III study as a first line treatment for rheumatoid arthritis and a Phase III study in the treatment of moderate-to-severe psoriasis.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114